SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-10231
CUSIP NUMBER	55267Q

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR

For the period ended: March 31, 2004

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Mc Shipping N/A Richmond House, 12 Par-la-ville Road Hamilton HM CX, Bermuda

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant is unable to timely file its quarterly report on Form 10-Q for the quarter ended March 31, 2004 because, in light of recent events related to the share ownership of the Registrant and other unforeseen events (as described below) that arose just prior to filing the quarterly report, the information to be included in the quarterly report regarding such events needs to be revised and supplemented to avoid the information contained in the quarterly report from being materially misleading.

      The Registrant's largest shareholder (which held approximately 47.8% of the Registrant's common stock), recently entered into an agreement to sell all of the shares of the Registrant's common stock that it owns to affiliates of another shareholder. On May 10, 2004, the Registrant received an unsolicited offer from Burke Investments, LLC, an investment firm in Stamford, Connecticut, to acquire all of the issued and outstanding common stock of the Registrant for a purchase price of $3.00 per share. A special meeting of the Board was held on May 13, 2004 for the purpose of analyzing all of the recent events that have taken place. Furthermore, at such special meeting, two directors resigned and the vacancies created thereby were filled by the remaining directors.

      The Board is in the process of evaluating the extraordinary developments described above, including their effect on the Registrant. In light of these considerations, the Registrant requires additional time to accurately complete required disclosures to be included in its Form 10-Q for the quarter ended March 31, 2004, which will be filed promptly.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Guy Morel, President and Chief Operating Officer	011 377	9205-1011

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|  |   Yes   |X|   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mc Shipping
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2004	By:	/s/ Guy Morel Guy Morel President and Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).